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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)


                         FIRST BANCORP OF INDIANA, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    31867T103
                        -------------------------------
                                 (CUSIP Number)

       Harold Duncan, 2200 West Franklin Street, Evansville, Indiana 47712
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                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 12, 2003
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]





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CUSIP No.     31867T103
          -----------------

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   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Harold Duncan

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a) [ ]  (b) [ ]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; OO

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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
         [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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                     7   SOLE VOTING POWER
      NUMBER OF          34,647 (not including 45,448 shares subject to options)
       SHARES       ------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY           11,501
        EACH        ------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON            12,599 (not including 45,448 shares subject to options,
        WITH             8,414 shares allocated under the First Federal Savings
                         Bank ESOP and 13,634 shares of restricted stock subject
                         to vesting)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         11,501
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       91,596 (including 45,448 shares subject to options)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)
          [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.50% of 1,664,560 shares of common stock outstanding as of March 12, 2003 (includes 45,448 options exercisable within 60 days)
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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ITEM 1.  SECURITY AND ISSUER

            Common Stock, par value $0.01 per share
            First Bancorp of Indiana, Inc.
            2200 West Franklin Street
            Evansville, IN 47712

ITEM 2.  IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is Harold Duncan.

            (b) Mr. Duncan's business address is First Bancorp of Indiana, Inc., 2200 West Franklin Street, Evansville, IN 47712.

            (c) Mr. Duncan is President and Chief Executive Officer of First Bancorp of Indiana, Inc. and Chairman and Chief Executive Officer of First Federal Savings Bank located at 2200 West Franklin Street, Evansville, IN 47712.

            (d) Mr. Duncan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Duncan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Duncan is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      8,000 shares were acquired by Mr. Duncan and Mr. Duncan's spouse for a total of $80,000. All of the funds used to purchase these shares were personal funds of Mr. Duncan and his spouse.

      3,509 shares were acquired by Mr. Duncan for a total of $35,090. All of the funds used to purchase these shares are personal funds of Mr. Duncan.

      3,501 shares were acquired by Mr. Duncan's spouse for a total of $35,010. All of the funds used to purchase these shares were personal funds of Mrs. Duncan.

      22,724 shares of restricted stock were acquired by Mr. Duncan as a result of being allocated such shares under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. Of those shares, 9,090 shares have vested and 13,634 shares remain unvested. The stock awards vest in five equal annual installments commencing on April 24, 2001. Mr. Duncan has voting power over these restricted stock awards. These shares were acquired by Mr. Duncan without payment.




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      8,414 shares were acquired by Mr. Duncan as a result of being allocated such shares under the First Federal Savings Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Duncan without payment.

      45,448 shares may be acquired by Mr. Duncan upon the exercise of stock options under the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. These shares are exercisable within sixty days of March 12, 2003. The exercise price for each of these options is $9.13.

ITEM 4.  PURPOSE OF TRANSACTION

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Duncan may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as President and Chief Executive Officer of the Company, Mr. Duncan does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.





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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Duncan beneficially owns 91,596 shares, representing 5.50% of the 1,664,560 outstanding shares of the Company's common stock as of March 12, 2003.

      In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 45,448 shares that Mr. Duncan may within 60 days acquire pursuant to exercisable options.

      (b) Mr. Duncan has sole voting power over 34,647 shares, which does not include 45,448 shares that may be acquired upon the exercise of stock options.

            Mr. Duncan has shared voting power over 11,501 shares, which includes 8,000 shares held by Mr. Duncan and his spouse and 3,501 shares held by Mr. Duncan's spouse in her individual retirement account.

            Mr. Duncan has sole dispositive power over 12,599 shares, which does not include 45,448 shares that may be acquired upon the exercise of stock options, 13,634 unvested shares of restricted stock and 8,414 shares allocated under the ESOP.

            Mr. Duncan has shared dispositive power over 11,501 shares, which includes 8,000 shares held by Mr. Duncan and his spouse and 3,501 shares held by Mr. Duncan's spouse in her individual retirement account.

      The name of Mr. Duncan's spouse is Nancy Duncan.

      Mrs. Duncan does not have a business address. Her home address is 6901 Briar Court, Evansville, Indiana, 47711.

      Mrs. Duncan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Mrs. Duncan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mrs. Duncan is a United States citizen.

      (c) Mr. Duncan has not effectuated any transactions in common stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Mr. Duncan and any person with respect to any securities of the Company's common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None.





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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


March 21, 2003
-----------------------------------
Date


/s/ Harold Duncan
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Signature


Harold Duncan
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Name/Title







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